As filed with the Securities and Exchange Commission on December 27, 1996.

                                            Registration No. 811- __________




                                   FORM N-8B-2


                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

         Pursuant to Section 8(b) of the Investment Company Act of 1940



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                       UNITED OF OMAHA SEPARATE ACCOUNT B
                         (Name of Unit Investment Trust)


                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                               (Name of Depositor)


                          Mutual of Omaha Plaza, 3-Law
                           Omaha, Nebraska 68175-1008
                   (Address of Principal Office of Registrant)



                  Issuer of periodic payment plan certificates
                only for purposes of information provided herein

I. ORGANIZATION AND GENERAL INFORMATION

1.      (a)    Furnish name of the  trust  and  the  Internal   Revenue  Service
               Employer Identification Number.

               United of Omaha Separate Account B (hereinafter referred to as the "Variable Account"). The Variable Account is not a separate legal entity and therefore does not have an Employer
               Identification Number ("EIN") separate from that of its depositor, United of Omaha Life Insurance Company.

        (b) Furnish title of each class or series of securities issued by the trust.

               Individual   modified  single  premium  variable  life  insurance
               contracts ("Contracts").

2.      Furnish  name  and  principal  business  address  and ZIP  Code  and the
        Internal  Revenue  Service  Employer   Identification   Number  of  each
        depositor of the trust.

        United of Omaha Life Insurance Company (hereinafter referred to as the "Company" and/or "Depositor", address: Mutual of Omaha Plaza, Omaha, Nebraska 68175). Its EIN is 47-0322111.

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

        Not applicable.

4.      Furnish  name  and  principal  business  address  and ZIP  Code  and the
        Internal  Revenue  Service  Employer   Identification   Number  of  each
        principal underwriter currently distributing securities of the trust.

        No Contracts have been distributed to date. The Depositor has entered into a Principal Underwriter Agreement with Mutual of Omaha Investor Services, Inc. ("MOIS"), whereby MOIS will serve as the principal underwriter. The principal business address of MOIS is Mutual of Omaha Plaza, Omaha, Nebraska 68175. Its EIN is 47-077084. See also Registration Statement on Form S-6 ("Registration Statement") under
        "Distribution of the Policies". The Registration Statement is incorporated herein by reference.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

        State of Nebraska.

6.      (a)    Furnish the dates of execution  and  termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

               The Variable Account was established under Nebraska law pursuant to a resolution of the Board of Directors of the Company on August 27, 1996. The resolution will continue in effect until terminated or amended by the Board of Directors.

        (b) Furnish the dates of execution and termination of any indenture agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

               Not applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

        The name of the Variable Account has never been changed.

8.      State the date on which the fiscal year of the trust ends.

        December 31.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of,or one of, a group which in the aggregate is material.

        None.

II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST.

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS.

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

        (a)    Whether the securities are of the registered or bearer type.

               Each class of the securities of the Variable Account is of the registered type insofar as the Contract is personal to the owner of the Contract (hereinafter referred to as "Contract Owner") and records concerning the Contract Owner are maintained by or on behalf of the Company.

        (b)   Whether the securities are of the cumulative or distributive type.

               The Contract is of the cumulative type providing for no direct distribution of income, dividends or capital gains. Rather, such amounts are reflected in the Account Value and death benefit of the Contract.

        (c) The rights of security holders with respect to withdrawal or redemption.

               See Registration Statement under the caption "Distributions." The Registration Statement is incorporated herein by reference.

        (d)    The  rights  of  security   holders  with  respect to conversion,
               transfer,  partial redemption, and similar matters.

               See The Registration Statement under the caption "Distributions." The Registration Statement is incorporated herein by reference.

        (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

               See Registration Statement under the captions "Distributions," "Lapse and Grace Period," and "Reinstatement." The Registration Statement is incorporated herein by reference.

        (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

               See  The  Registration   Statement  under  the  captions  "Voting
               Rights," and "Other Policy Owner Tax Matters." The Registration Statement is incorporated herein by reference.

        (g)    Whether security holders must be given notice of any change in:

               (1)    the composition of the assets of the trust.

                      Notice must be given of any such change.

               (2) the terms and conditions of the securities issued by the trust.

                      Notice must be given of any such change.

               (3)    the provisions of any indenture or agreement of the trust.

                     There is no indenture or agreement of trust relating to the

               (4)    the identity of the depositor, trustee or custodian.

                      Notice is required of a change in the identity of the depositor. The depositor is also the Custodian. The Variable Account has no trustee.

        (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

               (1)    the composition of the assets of the trust.

                       Consent of the Contract Owners is not required when changing the underlying securities of the Variable Account. However, to change such securities, approval of the Securities and Exchange Commission is required by
                       Section 26(b) of the Investment Company Act of 1940 ("1940 Act").

               (2) the terms and conditions of the securities issued by the trust:

                      Except  as  is   required  by  Federal  or  State  law  or
                      regulation, no change in the terms and conditions of a Contract can be made without consent of a Contract Owner.

               (3)    the provisions of any indenture or agreement of the trust.

                      Not applicable. See response to Item 10(g)(3).

               (4)    the identity of the depositor, trustee or custodian.

                      No consent of Contract Owners is necessary with respect to any change in the identity of the depositor or custodian, but a change in the depositor would be subject to state insurance department review and approval.

                      (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                      See   The    Registration   Statement  under  the  caption
                      "Other Policy Provisions." The Registration Statement is incorporated herein by reference.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. If the trust owns or will own any securities of its regular brokers or dealers as defined in Rule lOb-1 under the Act, or their parents, identify those brokers or dealers and state the value of the registrant's aggregate holding of the securities of each subject issuer as of the close of the registrant's most recent fiscal year.

        The registrant does not own, and does not contemplate owning, any securities of its regular brokers or dealers. See The Registration Statement under the caption "The Variable Account" for information concerning the types of securities in which the Variable Account will invest. The Registration Statement is incorporated herein by reference.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

        (a)    Name of company.

               See The Registration Statement under the caption "The Variable Account" for information concerning the types of securities in which the Variable Account will invest. The Registration Statement is incorporated herein by reference.

        (b)    Name and principal business address of Depositor.

               Not applicable.

        (c)    Name and principal business address of trustee or custodian.

               Not applicable.

        (d)    Name and principal business address of principal underwriter.

               Not applicable.

        (e) The period during which the securities of such company have been the underlying securities.

               No underlying securities have as yet been acquired by the Variable Account in connection with any public offering.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13.     (a)    Furnish the following information with respect to each load, fee,
               expense   or   charge   to   which:     (1)  principal  payments,
               (2)  underlying  securities,  (3) distributions,    (4) cumulated
               or   reinvested  distributions   or  income,  and (5) redeemed or
               liquidated assets of the trust's securities are subject:

               (A)    the nature of such load, fee, expense, or charge;

               (B)    the amount thereof;

               (C) the name of the person to whom such amounts are paid and his relationship to the trust;

               (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

        (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

        (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

        (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

        (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

        (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13( a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

        (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith .

               See The Registration Statement under the captions "Charges and Fees", "Distribution of the Policies," and "Appendix A." The Registration Statement is incorporated herein by reference.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

        See The Registration Statement under the caption "Policy Application and
        Issuance."  The  Registration   Statement  is  incorporated   herein  by
        reference.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

        See The Registration Statement under the caption "Premium Payments." The Registration Statement is incorporated herein by reference.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

        See  The  Registration   Statement  under  the  captions  "The  Variable
        Account."  The   Registration   Statement  is  incorporated   herein  by
        reference.

17.     (a)    Describe the  procedure  with respect to withdrawal or redemption by security holders.

               See response to Item 10(c).

        (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

               The Company is required by the terms of the Contract to honor surrender requests. The Portfolios will redeem their shares upon the Company's request in accordance with the 1940 Act.

        (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold

               Once a Contract is fully surrendered, it is canceled and may not be reissued.

18.     (a)    Describe the procedure with respect to the receipt,  custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

               All distributions to the Variable Account will be reinvested in shares of the appropriate Portfolio. Such reinvestment will be automatic and at net asset value

        (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Not applicable.

        (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

               The assets of the Variable Account which are allocable to the Contracts constitute the reserves for benefits under the Contracts. The Company's general assets are also available to satisfy its obligations under the Contracts.

        (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

               No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

        The Company intends to administer the Contract and the Variable Account itself. The Company may, however, in its sole discretion, purchase administrative services from such sources as may be available. Such services will be acquired on a basis which, in the Company's sole discretion, provides the best services at the lowest cost. The Company reserves the right to select a company to provide services which the Company deems best able to perform such services in a satisfactory manner even though the cost for such services may be higher than might prevail elsewhere.

        See The  Registration  Statement  under the  captions  "Reports to You,"
        "Voting Rights," and "Distribution of the Policies." The Registration Statement is incorporated herein by reference.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

        (a)    Amendments to such indenture or agreement.

               Not applicable.

        (b)    The extension or termination of such indenture or agreement.

               Not applicable.

        (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

               The Company acts as custodian of the securities of the Variable Account. There are no provisions relating to the removal or resignation of the custodian or the failure of the custodian to perform its duties, obligations and functions.

        (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

               Not applicable.

        (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

               There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

        (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

              There are no provisions relating to the appointment of a successor depositor and the procedure if a successor depositor is not appointed. But see Item 10(h)(4).

21.     (a)    State the  substance of the  provisions  of any  indenture  or agreement  with respect to loans to security holders.

               See  The  Registration   Statement   under  the  caption  "Policy
               Loans".   The Registration  Statement is incorporated  herein  by
               reference.

        (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

               Proceeds of Contract loans ordinarily will be disbursed within seven days from the date of receipt and approval by the Company of a request for a loan at its home office, although payments may be postponed under certain circumstances. Payment of a Contract loan may be postponed whenever (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading of the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; (ii) the Commission by order permits postponement for the protection of Contract Owners; (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets. So long as the Contract remains in force, the loan may be repaid in whole or in part without penalty at any time while the insured is living.

               See The Registration Statement under the caption "Policy Loans." The Registration Statement is incorporated herein by reference.

        (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

               Not applicable as no such loans have been made.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

        Not applicable.

23. Describe any bonding arrangement for officers, directors, partners or employees of the Depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

        The officers and employees of the Company are covered under a blanket fidelity bond. The officers and employees of MOIS are also covered under a stock brokers blanket bond. See The Registration Statement under "Distribution of the Policies". The Registration Statement is incorporated herein by reference.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

        See  The   Registration   Statement  under  the  caption  "Other  Policy
        Provisions". The Registration Statement is incorporated herein by reference.

 III.   ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR.

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25.     State  the form of organization of the depositor of the trust,  the name
        of   the  state  or  other  sovereign  power under the laws of which the depositor was organized and the date of organization.

        See The Registration Statement under the caption "About Us." The Registration Statement is incorporated herein by reference.

26.     (a)    Furnish  the  following  information  with  respect  to  all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

               Not applicable.

        (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

               (1)    The nature of such fee or participation.
               (2)    The name of the person making payment.
               (3) The nature of the services rendered in consideration for such fee or participation.
               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

27.     Describe  the  general  character  of  the  business  engaged  in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities herewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

        The Company writes life insurance and annuity business. It is licensed to do business in the District of Columbia, and all states except New York. It is also the depositor for United of Omaha Separate Account C, a separate account of the Company registered as unit investment trusts under the Investment Company Act of 1940, which was established to fund variable contracts issued by the Company.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28.     (a)    Furnish  as    at    latest   practicable   date   the  following
               information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5` or more of the outstanding voting securities of the depositor.

               (1)    name and principal business address;
               (2) nature of relationship or affiliation with depositor of the trust;
               (3)    ownership of all  securities of the  depositor;
               (4)    ownership of all securities of the trust;
               (5)    other companies of which each of the persons named   above
                      is presently an officer, director, or a partner.

               See The Registration Statement under the caption "Management." The Registration Statement is incorporated herein by reference.

        (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

               See The Registration Statement under the caption "Management." The Registration Statement is incorporated herein by reference.

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor:

        (a) Name and principal business address; (b) Nature of business; and (c) Ownership of all securities of the depositor.

        See The Registration Statement under the caption "About Us." The Registration Statement is incorporated herein by reference.

CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

        None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR

COMPENSATION OF OFFICERS OF DEPOSITOR

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

        (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

        (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

        (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

               Not applicable (no financial statements are filed herewith).

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

        (a)    the aggregate direct remuneration to directors

        (b)    indirectly or through subsidiaries to directors

               Not applicable.

COMPENSATION TO EMPLOYEES

33.     (a)    Furnish  the  following    information   with   respect   to  the
               aggregate amount of remuneration for services of all employees of
               the  depositor   (exclusive  of  persons  whose  remuneration  is
               reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statement filed herewith from the depositor and any of its subsidiaries.

        (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity;
               (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

               Not applicable.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

        Not applicable.

IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35.     Furnish the names of the states in which sales of the trust's securities
        (a) are currently being made, (b) are presently proposed to be made, and
        (c) have been discontinued, indicating by appropriate letter the status with respect to each state.

        No sales of the Contracts have been made or are currently being made to the public in any state. The Company intends to market the Contracts in all jurisdictions that it has been approved to sell insurance.

36. If sales of the trust's securities have at anytime since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

        Not applicable.

37.    (a)     Furnish   the   following   information   with   respect  to each
               instance  where  subsequent  to January 1, 1937,  any  federal or state  governmental  officer,  agency,  or regulatory body denied authority  to  distribute  securities  of the trust,  excluding a
               denial  which  was  merely  a   procedural   step  prior  to  any
               determination  by  such  officer,   etc.  and  which  denial  was
               subsequently rescinded.

               (1)    Name of officer, agency or body.
               (2)    Date of denial.
               (3)    Brief statement of reason given for denial.

                      Not applicable.

        (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

               (1)  Name of  officer, agency  or  body. (2) Date of  revocation.
               (3)  Brief statement of reason given for revocation.

               Not applicable.

38.  (a)       Furnish a general  description of the method of  distribution  of securities of the trust.

               The Contract will be sold by individuals who, in addition to being licensed as life insurance agents, are also registered representatives of MOIS, or of broker-dealers who have entered into written sales agreements with the principal underwriter. MOIS is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers. Inc.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

               The Company has entered into a Principal Underwriter agreement with MOIS pursuant to which MOIS will distribute the Contracts on a best efforts basis. The terms of the distribution agreement will be contained in an exhibit to a pre-effective amendment to the registration statement on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933.

        (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof.

               In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

               Commission information will be included in the Variable Account's registration statement on Form S-6 and is hereby incorporated herein by reference to this Item.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39.     (a)    State the form of organization  of each principal  underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

               MOIS  is  a  corporation  organized  under the  laws of Nebraska.
               See   The  Registration  Statement  under  "Distribution  of  the
               Policies". The Registration Statement is incorporated herein by reference.

        (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

               No  Contracts  of  the  Variable  Account  are   currently  being
               distributed.    The  principal  underwriter  is  a  member of the
               National  Association  of Securities Dealers, Inc. ("NASD").

40.     (a)    Furnish  the  following  information  with  respect  to  all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith:

               (1)    Name of principal underwriter;
               (2)    Year;
               (3)    Total payments by security holders;
               (4) Amounts received of (A) sales loads; (B) administrative fees; (C) management fees; (D) other fees; and (E) aggregate load, fees, etc.

               Not applicable.

        (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

               (1)    The nature of such fee or participation.
               (2)    The name of the person making payment.
               (3) The nature of the services rendered in consideration for such fee or participation.
               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith .

               Not applicable.

41.    (a)     Describe the general character of the business engaged in by each principal  underwriter,  including a statement as to any business
               other than the distribution of securities of the trust.      If a
               principal  underwriter acts or  has  acted   in any capacity with
               respect to any investment  company or   companies  other than the
               trust,  state the name or names of   such  company or  companies,
               their relationship, if any, to the trust and the  nature  of such activities.  If a principal underwriter has ceased to act in such
               named  capacity,  state  the  date  of  and  the    circumstances
               surrounding such cessation.

               The principal underwriter is registered as a broker-dealer with the NASD and acts as the principal underwriter for various separate accounts of the Company and its affiliates. See response to Item 27.

        (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

               Not applicable. The sale of the Contracts has not yet commenced.

        (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such Year.

               Not applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter:

        (a)    Name and principal business address; and
        (b)    Ownership of securities of the trust.

        Not applicable. There are no Contracts of the Variable Account currently being distributed.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

        Not applicable.

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44.     (a)    Furnish  the  following  information  with  respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

               (1) The source of quotations used to determine the value of portfolio securities.

                      Shares of each Portfolio held by the Variable Account are valued at net asset value per share as supplied to the Company by the applicable underlying investment company.

               (2) Whether opening, closing, bid, asked or any other price is used.

                      See responses to Items 44(a)(1).

               (3) Whether price is as of the day of sale or as of any other time.

                      See response to Item 16. If received before 4:00 p.m. Eastern time, the price will be determined as of 4:00 p.m. If received after 4:00 p.m., the next day's price will be used.

               (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                      The Variable Account's assets and liabilities are valued in accordance with generally-accepted accounting principles on an accrual basis. The Company does not anticipate any substantial federal tax liability at present and, therefore, has not created a provision for taxes, but reserves the right to do so in the future.

               (5) Other items which registrant adds to the net asset value in computing offering price of its securities:

                      See response to Item 13.

               (6)    Whether adjustments are made for fractions:

                      (A) before adding  distributor's  compensation (load); and
                      (B) after adding distributor's compensation (load).

                      Appropriate adjustments will be made for fractions in all computations.

        (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

               (1)    Value of portfolio  securities
               (2)    Value of other assets
               (3)    Total (1 plus 2)
               (4)    Liabilities (include accrued expenses and taxes)
               (5)    Value of net assets (3 minus 4)
               (6)    Other   charges
                      (A)   odd  lot  premiums
                      (B)   brokerage commissions
                      (C)   fees  for  administration
                      (D)   fees for custodian or trustee
                      (E)   fees for  registrar  or  transfer  agent
                      (F)   transfer taxes
                      (G)   reserves
                      (H)   others
                      (I)   total,  6(A)  through 6(H), inclusive
               (7)    adjusted value of net assets (5 plus 6(I))
               (8)    Number of units outstanding
               (9) Net asset value per unit (four decimals) (A) excluding other charges (5 divided by 8); (B) including other charges (7 divided by 8)
               (10)   Adjustment of 9(B) for  fractions  (11) Adjusted net asset
                      value per unit   (12)  Offering price (show four decimals)
                      (If any sales load is charged, indicate amount, and apply percentage load to 11 or other applicable base, indicating base.)
               (13)   Adjustment of 12 for fractions
               (14)   Offering price
               (15) Accumulated undistributed income per unit (if not included in 3 and 9)
               (16)   Adjusted price (14 plus 15)
               (17)   Effective load per unit
                      (A) In dollars (16 - [9(A) + 15])
                      (B) In percentage (17(A) of [9(A) + 15])

               As of the filing date, the Contracts have not been offered to the public.

        (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

               The  amount of   the  initial  death  benefit is  based  upon the
               insured's age, premium class and the initial premium of the Contract. See The Registration Statement under "Death Benefit." The Registration Statement is incorporated herein by reference.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

        (a)    by whose action redemption rights were suspended.

        (b) the number of days' notice given to security holders prior to suspension of redemption rights.

        (c)    reason for suspension.

        (d)    period during which suspension was in effect.

        Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46.     (a)    Furnish the following information  with  respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

               (1) The source of quotations used to determine the value of portfolio securities.

                      See response to Item 44(a)(1).

               (2) Whether opening, closing, bid, asked or any other price is used.

                      See response to Item 44(a)(2).

               (3) Whether price is as of the day of sale or as of any other time

                      See response to Item 44(a)(3).

               (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                      See response to Item 44(a)(4).

               (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

                      See response to Item 13.

               (6)    Whether adjustments are made for fractions.

                      See response to Item 44(a)(6).

        (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

               (1)    Value of portfolio  securities
               (2)    Value of other assets
               (3)    Total (1 plus 2)
               (4)    Liabilities (include accrued expenses and taxes)
               (5)    Value of net assets (3 minus 4)
               (6)    Other charges
                      (A)    odd lot premiums
                      (B)    brokerage commissions
                      (C)    fees for administration
                      (D)    fees for  custodian or trustee
                      (E)    fees for  registrar or transfer  agent
                      (F)    transfer  taxes
                      (G)    reserves
                      (H)    others
                      (I)    total, 6(A) through 6(H), inclusive
               (7)    Adjusted value of net assets (5 minus 6(I))
               (8)    Number of units outstanding
               (9) Net asset value per unit (four decimals) (A) excluding other charges (5 divided by 8); (B) including other charges (7 divided by 8)
               (10)   Adjustment  of 9(B) for  fractions
               (11)   Adjusted net asset value   per   unit
               (12)   Redemption  charge
               (13)   Adjusted redemption price
               (14) Accumulated undistributed income per unit (if not included in 3 and 9)
               (15)   Actual redemption price (13 plus 14)
               (16)   Effective  redemption  fee   per   unit   (A)  in  dollars
                      ((9(A) + 14) - 15)(B) in percentage (16(A) of (9(A) + 14))

               Not applicable. Contracts have not yet been offered or sold.

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

        Net premium payments allocated to each Sub-account of the Variable Account will be invested in shares of the corresponding Portfolio of the Fund at net asset value and the method of valuation of such underlying securities does not differ from that set forth in Items 44 and 46. The Company is the owner of the Portfolio shares held in the Variable Account. Portfolio shares are not available to the general public.

V.      INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

        (a)    Name and principal business address.

        (b)    Form of organization.

        (c)    State   or   other  sovereign  power under  the laws of which the
               trustee or custodian was organized.

        (d)    Name of governmental supervising or examining authority.

        The Company acts as custodian of the Variable Account's assets. For more information about the Company, see the response to Items 2 and 25.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

        Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

        The assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Variable Account shall, however, be available to cover the liabilities of the General Account of the Company to the extent that the Variable Account's assets exceed its liabilities arising under the Contracts supported by it.

VI.     INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

        (a)    The name and address of the insurance company.

               The name and address of the Company are set forth in the response to Item 2.

        (b)    The types of policies and whether individual or group policies.

               The Contract is a modified single premium variable life insurance policy which is issued on an individual basis.

        (c)    The types of risks insured and excluded.

               See The Registration Statement under the caption "The Policy." The Registration Statement is incorporated herein by reference.

        (d)    The coverage of the policies.

               The initial death benefit under a Contract is the amount for which the guideline single premium, as defined in section 7702 of the Internal Revenue Code, is equal to the initial premium paid under the Contract. See The Registration Statement under the captions "The Policy," and "Tax Matters." The Registration Statement is incorporated herein by reference.

        (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

               The recipient of the benefits of the insurance undertakings described in Item 51(c) is either the designated primary beneficiary, any contingent beneficiaries, or the estate of the Contract Owner as stated in the application for the Contract or as subsequently modified by the Contract Owner. There is no limitation on the use of the proceeds.

        (f)    The terms and manner of cancellation and of reinstatement.

               The insurance undertakings described in Item 51(c) are integral parts of the Contract and may not be terminated while the Contract remains in force except in the case of lapse.

        (g) The method of determining the amount of premiums to be paid by holders of securities.

               See response to Item 44(c).

        (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

               Not applicable.

        (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

               No other person other than the Company receives any part of the amounts deducted for cost of insurance.

        (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

               None.

VII.    POLICY OF REGISTRANT

52.     (a)    Furnish the  substance of   the  provisions  of any  indenture or
               agreement  with respect  to   the  conditions  upon which and the
               method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

               The responses to Items 10(g) and (h) are incorporated herein by reference with respect to the Company's right to substitute other investments for shares in any portfolio of the Fund.

        (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

               (1)    Title of security.
               (2)    Date of elimination.
               (3)    Reasons for elimination.
               (4)    The   use  of the proceeds from the sale of the eliminated
                      security.
               (5)    Title of security substituted, if any.
               (6)    Whether  depositor,   principal  underwriter,  trustee  or
                      custodian or and affiliated persons of the foregoing were involved in the transaction.
               (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                      Not applicable.

        (c)    Describe   the   contract  of  the  trust  with  respect  to  the
               substitution and elimination of the underlying securities of the trust with respect to:

               (1)    the grounds for elimination and substitution;
               (2) the type of securities which may be substituted for any underlying security;
               (3)    whether the  acquisition of such  substituted  security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;
               (4) whether such substituted securities may be the securities of another investment company; and
               (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                      See response to Items l0(g) and l0(h).

        (d) Furnish a description of any contract (exclusive of contracts covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

               None.

REGULATED INVESTMENT COMPANY

53.     (a)    State the taxable status of the trust.

               The Company is presently taxed as a life insurance company under subchapter L of the Internal Revenue Code of 1954. The Company will include the operations of the Variable Account in its tax return. The Company does not initially expect to incur any income tax upon the operations of the Variable Account. If, however, it determines that it may incur such taxes, it may assess a charge for those taxes from the Variable Account.

        (b) State whether the trust qualified for the last taxable year as regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

               Not applicable.  See response to Item 53(a).

VIII.   FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities:

        At the end of each of registrant's past 10 fiscal years:

        (a)    Year;
        (b)    Total number of shares;
        (c)    Asset value per share;
        (d)    Dividends paid per share.

        Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust. [form of transcript omitted]

        Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust. [form of schedule omitted]

        Not applicable.

57. If the trust is the issuer of periodic payment plan certificates,furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust. [form of table omitted!

        Not applicable.

58. If the trust is the issuer of periodic payment plan certificates furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date. [Form of table omitted.]

        Not applicable.

59.     Financial Statements

        FINANCIAL STATEMENTS OF THE TRUST

        No financial statements were filed for the Trust. The financial statements of the Variable Account will be contained in an amendment to the registration statement on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933.

        FINANCIAL STATEMENTS OF THE DEPOSITOR

        The   financial   statements   of  the  Company  will  be  contained  in
        pre-effective amendment to the registration statement on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933.

IX.     EXHIBITS

        A. (1) through (11) hereby incorporated by reference to Form S-6 filed with the Commission contemporaneously herewith.

        B.     (1)    Not Applicable

               (2)    Not Applicable

        C.     Not Applicable

                                    SIGNATURE

 Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this registration statement to be duly signed on behalf of the Registrant in the and the State of Nebraska on the 27TH day of December, 1996.


UNITED OF OMAHA SEPARATE ACCOUNT B
        (Registrant)

UNITED OF OMAHA LIFE INSURANCE COMPANY
        (Depositor)

                             By:

                                    /s/ Kenneth W. Reitz
                             -------------------------------------------
                             Kenneth W. Reitz
                             First Vice President and Counsel